UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a16 OR 15d16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For January 25, 2024

Harmony Gold Mining Company Limited

Randfontein Office Park
Corner Main Reef Road and Ward Avenue Randfontein, 1759
South Africa
(Address of principal executive offices)
*-
(Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20 F or Form 40F.)

Form 20F ☒ Form 40F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g32(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

Harmony Gold Mining Company Limited
Registration number 1950/038232/06
Incorporated in the Republic of South Africa
ISIN: ZAE000015228
JSE share code: HAR
(“Harmony” and/or “the Company”)

Harmony remains on track to meet higher end of full-year production guidance with costs comfortably below guidance

Johannesburg, Thursday, 25 January 2024. Harmony is pleased to announce that total gold production for the six months ended 31 December 2023 of financial year 2024 (“H1FY24”) was between 820 000 ounces (25 505kg) and 835 000 ounces 25 971kg), an increase of between 12% and 14% compared to the six months ended 31 December 2022 of financial year 2023 (“H1FY23”).

As a result, all-in-sustaining costs (“AISC”) for H1FY24 will be between R830 000/kg to R855 000/kg, which is below the guided AISC of R975 000/kg.

The production increase was driven by:
-the South African underground recovered grades exceeding the upper end of the guided 5.60 to 5.75g/t in H1FY24, driven mainly by our high-grade operations (Mponeng and Moab Khotsong);
-a strong performance by the South African surface-source operations; and
-an excellent operational performance from Hidden Valley in Papua New Guinea
Guidance for the 2024 financial year remains unchanged at the upper end of 1 380 000 to 1 480 000 ounces of gold and gold equivalents, at an AISC of below R975 000/kg. Underground recovered grade guidance also remains unchanged at between 5.60 to 5.75g/t.

Our CEO, Peter Steenkamp, will be presenting at the Investing in African Mining Indaba conference in Cape Town, which takes place from 5 to 8 February 2024. This presentation will be available on the Harmony website on Wednesday, 7 February 2024.

The Company will publish its interim operating and financial results for the 2024 financial year on Wednesday, 28 February 2024 at 13:00 South African time and the results presentation will be by electronic communication only, at 14:00 South African time on the same day. Please refer to the Harmony website for more details: www.harmony.co.za.

The information contained in this guidance release has not been reviewed or reported on by the Company’s external auditors.

For more details, contact:

Jared Coetzer
Head: Investor Relations
+27 (0) 82 746 4120

Johannesburg, South Africa
25 January 2024

Sponsor: J.P. Morgan Equities South Africa Proprietary Limited

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Harmony Gold Mining Company Limited

Date: January 25, 2024	By: /s/ Boipelo Lekubo
Name: Boipelo Lekubo
Title: Financial Director